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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                 SCHEDULE 14D-9
                               (Amendment No. 3)
                                 (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------
                          WILLAMETTE INDUSTRIES, INC.
                           (Name of Subject Company)

                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)
                             ---------------------
                    Common Stock, Par Value $0.50 Per Share
                         (Title of Class of Securities)
                             ---------------------
                                   969133107
                     (CUSIP Number of Class of Securities)
                             ---------------------
                               DUANE C. MCDOUGALL
                     President and Chief Executive Officer
                          Willamette Industries, Inc.
                       1300 S.W. Fifth Avenue, Suite 3800
                               Portland, OR 97201
                                 (503) 227-5581
 (Name, Address and Telephone Number of Person authorized to Receive Notice and
           Communication on behalf of the Person(s) Filing Statement)
                             ---------------------
                                With a copy to:

                             GARY L. SELLERS, ESQ.
                              MARIO A. PONCE, ESQ.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                               New York, NY 10017
                                 (212) 455-2000
                             ---------------------
 [__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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     This Amendment No. 3 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 5, 2000, and as subsequently amended December 12, 2000 and December 18, 2000 (as so amended, the "Schedule 14D-9") by Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), to purchase all of the outstanding common stock, par value $0.50 per share, (including the associated rights to purchase shares of Series B Junior Participating Preferred Stock) of the Company. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3:  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Item 3(c) is hereby amended by adding the following at the end thereof:

     In light of the Weyerhaeuser Offer, the Willamette Board of Directors and the Compensation and Nominations Committee have continued to consider the recommendations of the Company's human resources consultants, Towers Perrin, and continued to review industry practices concerning change-in-control severance benefits. In view of the continuing need to minimize employee distraction, to retain employee loyalty and dedication to the Company, to assure their attention to the Company's performance pending resolution of the Weyerhaeuser Offer and to provide an incentive to prospective employees to accept offers, the Willamette Board of Directors and the Compensation and Nominations Committee have unanimously voted to approve the following measures:

        . The adoption, effective December 21, 2000, of two new employee retention plans: a Management Retention Benefits Plan, and a Broad-Based Retention Benefits Plan for Salaried Employees, the forms of which are attached hereto as Exhibits (e)(5) and (e)(6), respectively, and are incorporated herein by reference. These plans provide enhanced change in control severance benefits to Willamette's salaried employees other than officers and top management personnel. Under these new plans, a covered employee would be provided severance protection, continuation of medical benefits, and outplacement assistance if the employee's employment ends (due to involuntary termination without "cause" or resignation for "good reason," as those terms are defined in the plans) after a change in control of Willamette. Severance benefits under the two new plans would range from three weeks pay per year of service (with a minimum of 9 weeks) to six weeks pay per year of service (with a maximum of 104 weeks).

        . The adoption, effective December 21, 2000, of an amendment to the Stock Purchase Plan to provide that upon a change in control of Willamette (as defined in the amendment), all participants' accounts under the Stock Purchase Plan become immediately and fully vested.

        . The adoption, effective December 21, 2000, of an amendment to the CIC Agreements to expand the definition of "good reason" to allow eleven executives to receive the severance benefit if he or she resigns for any reasons in the one month period following the first anniversary of a change in control of
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           Willamette. The form of this amendment is attached hereto as Exhibit
           (e)(7) and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     Item 4(b) is hereby amended by adding the following at the end thereof:

     On December 21, 2000, Mr. Rogel telephoned Mr. Swindells to express his desire to meet to discuss the Weyerhaeuser Offer. Mr. Swindells reiterated that Willamette is not for sale and that Willamette's Board of Directors, consistent with its fiduciary duties, had previously informed itself regarding the Weyerhaeuser Offer.

     On December 21, 2000, Weyerhaeuser and the Purchaser delivered to Willamette a notice of intention to nominate four nominees for election to Willamette's Board of Directors at Willamette's 2001 annual meeting of shareholders.

     On December 22, 2000, Mr. McDougall sent a letter to the employees of Willamette covered by each of the Management Retention Benefits Plan and the Broad-Based Retention Benefits Plan for Salaried Employees. The forms of these letters are attached hereto as Exhibits (a)(5)(vii) and (a)(5)(viii), respectively, and are incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

     Item 8(a) is hereby amended by adding the following at the end thereof:

     On November 29, 2000, Weyerhaeuser requested that the Company provide, for inspection and copying, certain books and records of the Company dealing primarily with the identity and holdings of the Company's stockholders. On December 7, 2000, the Company provided to Weyerhaeuser all requested documents that the Company believes Oregon law (OBCA Section 60.774(3)) requires that an Oregon corporation provide to any shareholder requesting such documents in good faith and for a proper purpose. In its response, the Company informed Weyerhaeuser that the production of documents was not a waiver of any contention by the Company that Weyerhaeuser lacks the good faith and proper purpose required under OBCA Section 60.774(3). The Company did not provide to Weyerhaeuser certain requested information relating to the beneficial owners of the Company's stock and to employee stock ownership plans which the Company believes are not required to be disclosed. On December 12, 2000, Weyerhaeuser commenced litigation in the circuit court for the county of Multnomah, Oregon to compel the Company to make available this additional information. On December 18, 2000, the Company filed with the circuit court an answer to the Weyerhaeuser complaint, a motion to dismiss the litigation and additional papers opposing the relief Weyerhaeuser has requested. On December 19, 2000, the Company filed with the circuit court an amended answer to the Weyerhaeuser complaint. In its answer, the Company opposes Weyerhaeuser's request on, among other grounds, the basis that (i) the records requested are not required to be disclosed under the relevant Oregon statute and (ii) Weyerhaeuser does not have a proper purpose in requesting the information because Weyerhaeuser does not have mutual interests with other shareholders but desires to acquire the Willamette Common Stock at the lowest possible price; a purpose inimical to the interest of the Company. A copy of the amended answer filed by the Company is attached hereto as Exhibit
(a)(5)(v) and is incorporated herein by reference. Argument on Weyerhaeuser's motion and Willamette's motion to dismiss was originally scheduled for December 19, 2000 before the Honorable Janice R. Wilson. Due to the exigencies of the Court's schedule, the argument date was postponed by the Court to December 26, 2000.
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     The two pending shareholder class actions filed against the Company in the
Circuit Court for the State of Oregon for the County of Multnomah -- Crandon Capital Partners v. Willamette Industries, Inc., et al., No 00 11-11691 and Ray Ann Brown v. Willamette Industries, Inc., et al., No. 00 11-11695 -- have been assigned to the Honorable Janice R. Wilson. On December 20, 2000, Judge Wilson issued an oral order that the two cases be consolidated. The Court is expected to issue a written order shortly. On December 22, 2000, the Company will file a motion to dismiss the consolidated action for, among other reasons, failure to state a claim on which relief can be granted.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
     (a)(5)(v) Amended Answer and Counterclaim filed by Willamette in State ex rel. Weyerhaeuser Company and Company Holdings, Inc. v. Willamette Industries, Inc., Multnomah County (Oregon) Circuit Court Case No. 0012-12698.

     (a)(5)(vi) Information to be posted on the Company's website on December 22, 2000, regarding the Weyerhaeuser Offer.

     (a)(5)(vii) Form of Letter to employees of the Company covered by the Management Retention Benefits Plan, dated December 21, 2000 (incorporated by reference to the Soliciting Material Under Rule 14a-12 on Schedule 14A filed by the Company on December 22, 2000).

     (a)(5)(viii) Form of Letter to employees of the Company covered by the
                  Broad-Based Retention Benefits Plan for Salaried Employees, dated December 21, 2000 (incorporated by reference to the Soliciting Material Under Rule 14a-12 on Schedule 14A filed by the Company on December 22, 2000).

     (e)(5) Form of Management Retention Benefits Plan Effective as of December 21, 2000.

     (e)(6) Form of Broad-Based Retention Benefits Plan for Salaried Employees Effective as of December 21, 2000.

     (e)(7)       Form of Amendment to CIC Agreements of eleven executives.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 22, 2000         WILLAMETTE INDUSTRIES, INC.

                                 By:  /s/ DUANE C. MCDOUGALL
                                      ----------------------
                                 Name:  Duane C. McDougall
                                 Title:    President and Chief Executive Officer
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                                 EXHIBIT INDEX

Exhibit
-------

     (a)(5)(v) Amended Answer and Counterclaim filed by Willamette in State ex rel. Weyerhaeuser Company and Company Holdings, Inc. v. Willamette Industries, Inc., Multnomah County (Oregon) Circuit Court Case No. 0012-12698.

     (a)(5)(vi) Information to be posted on the Company's website on December 22, 2000, regarding the Weyerhaeuser Offer.

     (a)(5)(vii) Form of Letter to employees of the Company covered by the Management Retention Benefits Plan, dated December 21, 2000 (incorporated by reference to the Soliciting Material under Rule 14a-12 on Schedule 14A filed by the Company on December 22, 2000).

     (a)(5)(viii) Form of Letter to employees of the Company covered by the
                  Broad-Based Retention Benefits Plan for Salaried Employees, dated December 21, 2000 (incorporated by reference to the Soliciting Material under Rule 14a-12 on Schedule 14A filed by the Company on December 22, 2000).

     (e)(5) Form of Management Retention Benefits Plan Effective as of December 21, 2000.

     (e)(6) Form of Broad-Based Retention Benefits Plan for Salaried Employees Effective as of December 21, 2000 of eleven executives.

     (e)(7)       Form of Amendment to CIC Agreements of eleven executives.